UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Cachet Financial Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00750W101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 00750W101

1. Names of Reporting Persons. Michaelson Capital Special Finance Fund LP
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,238,375*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,238,375*
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,375
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 7.0%
12. Type of Reporting Person PN

*	Michaelson Capital Special Finance Management, LLC is the general partner of Michaelson Capital Special Finance Fund, LP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 00750W101

1. Names of Reporting Persons. Michaelson Capital Special Finance Management LLC
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,238,375*
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,238,375*
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,375
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 7.0%
12. Type of Reporting Person PN
*	Michaelson Capital Special Finance Management, LLC is the general partner of Michaelson Capital Special Finance Fund, LP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 00750W101

1. Names of Reporting Persons. Michaelson Capital Special Finance, LLC
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,238,375**
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,238,375**
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,375
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 7.0%
12. Type of Reporting Person PN

**	Michaelson Capital Special Finance, LLC serves as the investment manager to Michaelson Capital Special Finance Fund, LP and as such may exercise voting and dispositive power over these shares.

CUSIP No. 00750W101

1. Names of Reporting Persons. John Michaelson
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,238,375***
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,238,375***
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,375
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 7.0%
12. Type of Reporting Person IN

***John Michaelson is the Managing Member of Michaelson Capital Special Finance Management, LLC and in such capacity is deemed to hold voting and dispositive power of the securities held by Michaelson Capital Special Finance Fund, LP.

13G

CUSIP No. 00750W101

ITEM 1.

(a) Name of Issuer: Cachet Financial Solutions, Inc.

(b) Address of Issuer's Principal Executive Offices: 18671 Lake Drive East, Southwest Tech Center A,

Minneapolis, MN 55317

ITEM 2.

(a) Name of Person Filing:

This statement is filed on behalf of John Michaelson, Michaelson Capital Special Finance Fund LP, Michaelson Capital Special Finance Management, LLC and Michaelson Capital Special Finance, LLC (collectively, the “Reporting Persons”).

(b) Address of Principal Business Office, or if None, Residence:

400 Madison Avenue, Suite 2A, New York, NY 10017-1995

(c) Citizenship: United States / Delaware

(d) Title of Class of Securities: Common Stock, par value $0.0001 per share

(e) CUSIP Number: 00750W101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §§.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §§.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §§.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §§.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,238,375

(b) Percent of class: 7.0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote – 0

(ii) Shared power to vote or to direct the vote - 1,238,375

(iii) Sole power to dispose or to direct the disposition of – 0

(iv) Shared power to dispose or to direct the disposition of - 1,238,375

Each of the Reporting Persons disclaims any beneficial ownership of the securities, except for Michaelson Capital Special Finance Fund, LP, which retains the pecuniary interest therein.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2015
(Date)

\s\ Vincent S. Capone
(Signature)

Chief Operating Officer & General Counsel
(Name/Title)